January 2, 2007

SALAMON GROUP INC.
302-1028 Alberni Street
Vancouver, B.C., Canada V6E 1A3

United States Securities and Exchange Commission
100 F Street NE
Washington, D.C., 20549
Mail Stop #6010

Attention: David Burton

RE:	Salamon Group, Inc.
Item 4.01 Form 8-K/A#2
Filed December 20, 2006
File No. 0-50530

Dear Sir:

Response to your letter of December 22, 2006 re: Item 4-01. Changes in Registrant’s Certifying Accountant;

1.	We propose to file another amended 8-K to include a statement regarding the subsequent interim period when Manning Elliott’s required letter is received.

2.	We have twice requested the required former auditor’s letter but to date have not received a response. We propose to file an amended 8-K as soon as we receive said letter.

3.	We find ourselves in a dilemma. The former auditor will not review the September 30, 2006 10-QSB as required. What do we do in this case? We have to date been unable to engage a new auditor.

We respectfully request your guidance in this matter.

Sincerely,

/s/ Harold Schneider

Harold Schneider (for Salamon Group and John Salamon)

Phone: 250-317-3206
Fax : 250-491-3919